Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

January 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Deanna Virginio
Jeffrey Gabor
Tracey Houser
Terence O’Brien

Re:	Virpax Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 16, 2020 File No. 333-249417

Ladies and Gentlemen:

On behalf of Virpax Pharmaceuticals, Inc. (the “Company”), we are hereby responding to the letter, dated December 30, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1, filed on December 16, 2020 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing a further amended registration statement with the Commission (the “Third Amended Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Amendment No. 2 to Registration Statement on Form S-1

High-Density Molecular Masking Spray Formulation for the Prevention of Respiratory Viruses

(MMS019), page 6

1.	We note your disclosure that the ex-vivo analysis demonstrated that MMS019 at non-toxic concentrations effectively hampered SARS-Cov-2 replication ex-vivo. Please revise this statement here and in the business section to eliminate conclusions or predictions that your product candidates are effective as determinations of efficacy are solely within the authority of the FDA.

Response: The Company respectfully acknowledges the Staff‘s comment and has removed this language throughout the Third Amended Registration Statement.

Nanomerics License Agreement, page 85

2.	We note that under the Nanomerics License Agreement you are required to make royalty payments equal to a low double digit percentage of annual net sales of royalty qualifying products. Please revise your description of the royalty rate to provide a range that does not exceed ten percent.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the language throughout the Third Amended Registration Statement to state that the Company is required to make royalty payments within a range of 5% to 15% of annual net sales of royalty qualifying products.

Any questions regarding the contents of this letter or the First Amended Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Anthony Mack, Virpax Pharmaceuticals, Inc.